Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268; 333-209087

Explanatory Note: The following is a transcript of the audio portion of a webcast presentation and conference call held by Suncor Energy Inc. The slide deck accompanying this presentation was previously filed with the Commission pursuant to Rule 425.

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

CORPORATE PARTICIPANTS

Matt Devlin

Executive Director, Mergers and Acquisitions

CIBC World Markets

Steve Douglas

Vice President, Investor Relations

Suncor Energy

Minerva Isovski

Director, CIBC World Markets

PRESENTATION

Operator

Good morning ladies and gentlemen. Welcome to the Suncor Energy Canadian Oil Sands Update Conference Call.

I would now like to turn the meeting over to Ms. Minerva Isovski. Please go ahead, Ms. Isovski.

Minerva Isovski, Director, CIBC World Markets

I’m going to turn the meeting over to Matt Devlin. Please go ahead, Matt.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Thank you, Minerva. My name is Matt Devlin. I’m from the Investment Banking Department of CIBC. We are advisor to Suncor. Good morning everyone and thank you for joining us to discuss Suncor’s offer to purchase all of the shares of Canadian Oil Sands.

As many of you know, on January 18 Suncor and Canadian Oil Sands reached an agreement to support Suncor’s offer, and under the terms of that agreement, Suncor has increased its offer to 0.28 of a Suncor share for each Canadian Oil Sands share, a 12 percent increase over the previous exchange ratio of 0.25. The increased offer has the support of the Canadian Oil Sands Board, which is encouraging all Canadian Oil Sands shareholders to tender, as well as Seymour Schulich, a large Canadian Oil Sands shareholder who will be tendering his shares as well.

Joining us today to discuss the offer is Steve Douglas, Vice President, Investor Relations with Suncor. Steve will deliver some prepared remarks and then we’ll open the floor to some questions. To accompany Steve’s remarks, a short presentation has been circulated and is also available for download at www.suncorofferforcanandianoilsands.com.

With that, I will turn the floor over to Steve Douglas.

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Thank you, Matt, and welcome to everyone. Thanks for taking the time to join us to hear about Suncor’s amended offer to purchase Canadian Oil Sands Limited. I’m going to walk through the slide deck fairly quickly, probably less than 15 minutes, and be sure to leave sufficient time for questions. The call will be available for replay, and of course you can review the complete offer materials filed on SEDAR and EDGAR and on our offer website. The details are included in the back pages of today’s presentation and on our website at Suncor.com.

Before we begin, I do need to take just a minute to point out the advisories, that Suncor’s offer to purchase shares of COS is being made subject to the terms and conditions set out in the offer to purchase and takeover bid circular, and that’s dated October 5, 2015 and varied and amended most recently on January 22, along with the accompanying offer documents. The information presented today is qualified in its entirety by reference to the complete text to the offered documents, and they should be read carefully before decisions are made with respect to the offer.

I’d ask you to carefully review the advisories at the beginning of the slide deck and in the offer documents, both of which provide important information. The presentation doesn’t constitute an offer or a solicitation of an offer to buy or sell securities. It’s made solely by means of the offered documents.

Of course, this presentation contains forward-looking statements and forward-looking information. Forward-looking statements and information are not guarantees of future performance, and they involve a number of risks and uncertainties. Actual performance may differ materially from those presented by such forward-looking statements and information.

Finally, this presentation also includes references to cash flow from operations, and that is a non-GAAP measure. It’s described on Slide 4.

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

Moving to Slide 6, which has an overview of Suncor, I’d like to take just a few minutes to provide that overview. Suncor is, of course, Canada’s leading integrated energy company. The numbers I’ll be referencing today are as at September 30, 2015, and that’s because our fourth quarter results have not yet been released.

At the end of the third quarter, we had an enterprise value of approximately $60 billion and oil production of just over 575,000 barrels per day. About 80 percent of that production comes from the Athabasca Oil Sands in northern Alberta where we benefit from very large reserves and very low decline rates. We have plans in place to grow production at a rate of approximately 5 percent annually from 2015 through the end of this decade.

Our oil production is forward integrated through a very efficient set of midstream assets and a large and highly profitable refining and marketing network. This integrated business model has proven highly resilient to volatile oil prices and it’s allowed us to generate strong free cash flow throughout the price cycles. For the 12 months ended September 30, Suncor posted just over $7 billion of cash flow from operations, while we invested $6.1 billion of capital. With a strong balance sheet and ample liquidity, we’re well positioned to continue to pursue growth, including M&A opportunities such as the Canadian Oil Sands offer.

So let’s go to that offer, Slide 7. The purpose of today’s call really is to ensure you’re fully informed with the information you need to talk to investors about Suncor’s amended offer to purchase all of the shares of Canadian Oil Sands. On January 18, Suncor announced an amendment to their original offer, and that amended offer is fully supported by the Canadian Oil Sands Management and Board of Directors, as well as by major Canadian Oil Sands shareholder Seymour Schulich, as Matt mentioned in the introduction. Suncor is offering to acquire Canadian Oil Sands Limited in an all-share transaction valued at approximately $6.6 billion at the time the revised offer was announced, and that figure takes into account Canadian Oil Sands’ debt.

Under the terms of the offer, Canadian Oil Sands shareholders will receive 0.28 of a Suncor share for every Canadian Oil Sands share taken up by Suncor. The implied acquisition price of $8.74 on the date of the amended offer represented a 41 percent premium to the price that Canadian Oil Sands traded at prior to Suncor’s original offer back on October 5. The offer also implies a 62 percent dividend increase versus the most recent dividend paid to Canadian Oil Sands shareholders.

Since this is an all-share offer, Canadian shareholders will exchange their shares on a tax-deferred basis unless they choose to recognize a gain or a loss on the exchange.

Now, assuming the acquisition proceeds, Suncor expects to be able to eliminate approximately $25 million in annual administrative costs, and of course with a larger ownership position in Syncrude, we also expect to drive real and lasting operational improvements at the Syncrude plant, and that will deliver additional value for our shareholders. Assuming Suncor acquires 100 percent of the outstanding Canadian Oil Sands shares, Canadian Oil Sands shareholders are expected to own 8.6 percent of Suncor, and Suncor’s ownership in Syncrude will increase to just under 49 percent. We expect to maintain our very strong balance sheet. If you use the September 30, 2015 numbers for Canadian Oil Sands and Suncor, the combined entity would have a net debt to capitalization of less than 20 percent.

So move to Slide 8. It shows Suncor’s track record the past few years in terms of returning cash to shareholders. Of course, one of the main reasons Canadian Oil Sands shareholders give us for investing in the Company is dividends. Over the years, Canadian Oil Sands has returned substantial amounts of cash to its shareholders. Well Suncor also has a very strong track record when it comes to returning cash to shareholders. In fact, we’ve increased our dividend for 13 consecutive years. Over the five-year period ending September 30, Suncor’s dividend grew by an annual average of more than 20 percent. That’s 190 percent increase in just five years, and it ranks Suncor among the global leaders in dividend growth for that period.

At the same time, we’ve used excess cash to opportunistically buy back shares of the Company, making the remaining shares that much more valuable. Since 2011, we’ve repurchased and cancelled over $5 billion worth of Suncor shares—that’s over 10 percent of the Company. By accepting this offer, Canadian Oil Sands shareholders position themselves to benefit significantly from Suncor’s practice of returning cash to shareholders. As I mentioned earlier, they’ll receive a 62 percent dividend increase by tendering their shares and becoming Suncor shareholders, and that’s of course based on Suncor’s and Canadian Oil Sands’ Q3 dividend in 2015.

If we move to Slide 9, another key reason that investors give for buying Canadian Oil Sands shares is the correlation to oil price. They anticipate that the value of their investment will rise when oil prices eventually recover. As a large oil producer that captures global

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

prices for our production, thanks to our integrated business model, Suncor’s share price also has a strong relationship to oil price. As you can see on the graph which covers the past six years, Suncor’s share price over time has tracked oil price on the upside while not falling nearly as sharply in the recent downturn. History suggests that Canadian Oil Sands shareholders who tender their shares and become Suncor shareholders will participate in the value of any future price recovery in the oil price while gaining some protection on the downside.

Turning to Slide 10, clearly today there is tremendous concern about depressed oil prices and the ability of companies in the sector to weather the storm that’s now into its second year. Suncor has demonstrated great resilience in this lower oil price environment. Our success starts with operational discipline. We’ve run our assets at better than 90 percent utilization rates and we’ve demonstrated great reliability in cost management. This has enabled us to generate strong cash flow from operations that has comfortably exceeded our dividend and sustaining capital requirements. In fact, that cash flow has been sufficient to largely fund our substantial investments in future growth. At the same time, we’ve been able to maintain our strong balance sheet with liquidity of more than $12 billion at the end of the third quarter of 2015. So Canadian Oil Sands shareholders can be confident that by becoming shareholders of Suncor, they’re joining a robust company that’s resilient to lower oil prices and poised to take advantage of an eventual recovery in oil price.

If you look at Slide 11, earlier I mentioned some of the benefits that Suncor brings to the table. When you look at this map of Oil Sand’s leases and the photograph of the Suncor and Syncrude operations, you immediately realize the scope for potential synergies. Suncor benefits from almost 50 years of oil sands operating experience. With a 49 percent share in Syncrude following a successful transaction, Suncor would immediately stand up an experienced team to work closely with the operator to improve operational performance at Syncrude and to drive long-term value for our shareholders. Down the road, we anticipate further synergies to be achievable as we look to take advantage of the proximity of the Syncrude and Suncor assets.

Turning to Slide 12, we believe the Suncor offer provides compelling value to Canadian Oil Sands shareholders, but in order to seize that value, those shareholders do need to tender their shares. The offer is scheduled to expire at 4:00 pm Mountain time on February 5, but of course brokers typically set an earlier deadline in order to ensure the documentation is filed on time. Shareholders should be reminded of those earlier deadlines.

We have a soliciting dealer agreement in place that will pay $0.05 per share tendered, subject to minimum and maximum conditions. We’d ask that you make every effort to ensure that your Canadian Oil Sands shareholders are aware of the value they’ll receive upon tendering their shares. We’re looking forward to tenders exceeding our minimum tender condition of 51 percent, which will enable us to take up and pay for the shares.

With that, I’d be happy to take your questions.

QUESTION AND ANSWER SESSION

Operator

Thank you. We will now take questions from the telephone lines. If you have a question and you’re using a speakerphone, please lift your handset before making your selection. If you have a question, please press star, one on your telephone keypad. If at any time you wish to cancel your question, please press the pound sign. Please press star, one at this time if you have a question. There will be a brief pause while the participants register. Thank you for your patience.

Once again, please press star, one on your telephone keypad if you have a question.

There are no questions registered at this time. I would now like to turn the meeting back to over to Mr. Devlin.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Thank you, Mary. Maybe Steve, I’ll just ask you a few questions that may be of interest to certain Canadian Oil Sands shareholders. Firstly, we’ve mentioned Seymour Schulich as being supportive of the revised offer. Have you spoken to other Canadian Oil Sands shareholders regarding the amended offer, and what has their reaction been?

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Well, we are in the process of reaching out to both retail and institutional shareholders. I’d say the vast majority of shareholders that we’ve spoken to, to date, are supportive of the amended offer, and they have said they plan to tender their shares.

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Great. Maybe if you could explain why as part of the agreement, Canadian Oil Sands has agreed to suspend its dividend in Q1 of this year, and maybe explain what Canadian Oil Sands shareholders will receive in terms of a dividend if the deal goes through.

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Sure, sure. Well, the Canadian Oil Sands Management and the Board of Directors fully support Suncor’s amended offer and they’ve recommended that their shareholders accept it, so assuming the offer is successful and more than 51 percent of Canadian Oil Sands shareholders tender to the offer by February 5, the expiry date, then those shares will be taken up by Suncor and we will issue Suncor shares. They then become eligible to receive Suncor’s dividend, which is expected to be paid out in March and represents a 62 percent increase to the current Canadian Oil Sands dividend.

Obviously if Canadian Oil Sands is supporting the offer and anticipating that its shareholders become shareholders of Suncor, then you wouldn’t want to have a double-dip situation, so the Canadian Oil Sands dividend has been suspended.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Perfect. Now if the Canadian Oil Sands Board is supportive of the transaction and is recommending that shareholders tender and large holders, for example Seymour Schulich, are also supportive, can you explain just for everyone on the line kind of the importance of all shareholders, including the retail shareholders, actually tendering?

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Yes, this is a really important point, because of course retail shareholders often don’t vote their proxies, for example. This is a different situation. Every share tendered counts towards the 51 percent minimum threshold, and Canadian Oil Sands actually has quite a large retail ownership. We estimate approximately 40 percent of the shareholder base is retail, so it’s critically important that retail shareholders be aware of the offer, take a conscious decision, and take action to tender their shares in order for the offer to be successful and reach the minimum threshold of 51 percent.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

In terms of that minimum threshold, can you explain the rationale behind lowering that threshold from the previous threshold of 66 2⁄3 to 51, and explain what would happen if Suncor does not see the 51 percent support level on the February 5 expiry date?

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Yes. Well, we believe this transaction will drive considerable value long term for both Canadian Oil Sands and the Suncor shareholders, so we’d very much to see it completed. By lowering the minimum take-up condition from two-thirds—66 2⁄3 to 51 percent, it’s really an expression of our confidence and our commitment to get the offer done, and for the acquisition to be successful.

We fully expect that we will see that minimum threshold met, but obviously we will honour the results of the tender, and effectively the Canadian Oil Sands shareholders are voting by tendering their shares.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Maybe just switching gears a little bit, what has the reaction been from Suncor’s own shareholders to your increased offer?

Steve Douglas, Vice President, Investor Relations, Suncor Energy

There were certainly Suncor shareholders concerned. They don’t want to see Suncor overpay for the Canadian Oil Sands shares, or for that matter for any transaction or investment. Suncor has earned a reputation of being very disciplined with its capital, and that’s one of the reasons our shareholders look to in supporting us and in purchasing Suncor shares. But what we found is as we explain the offer to them, they recognize that Suncor can

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

bring tremendous added value to the Syncrude operations, and that will ultimately mean increased return for all of our shareholders. So I’d say ultimately they tend to be supportive of the offer.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

You mentioned the value that Suncor can bring to Syncrude through an increased ownership in the project. Can you talk a little bit more about how you think about that and what some of those benefits and synergies might be?

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Yes. The immediate benefits relate to reduced administrative costs and the economies of scale as we take over the marketing of the increased production from Syncrude. But as we look further out, we anticipate significant further benefits as we bring our oil sands operating experience to bear in order to increase reliability and to reduce costs at the Syncrude plant. Given the close proximity of the Syncrude and Suncor operations that we saw on an earlier slide, you can imagine the synergies we could capture by working together. Those will likely take several years, but we’re quite excited about the possibilities.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Thank you, Steve. Mary, are there any further questions from the phone lines at this time?

Operator

There are no questions registered on the telephone lines at this time.

Matt Devlin, Executive Director, Mergers and Acquisitions, CIBC World Markets

Great. Well if that’s the case, we will thank everyone for joining us on this call today. Thank you very much.

Steve Douglas, Vice President, Investor Relations, Suncor Energy

Thank you.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation.

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor filed registration statements on Form F-80, which include the Offer Documents, with the SEC in respect of the Offer on October 5, 2015 and January 22, 2016. This transcript is not a substitute for such registration statements or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM F-80, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statements on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this transcript has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and production information reproduced herein. COS has not reviewed this transcript and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this transcript, including all of its financial and production information has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

Forward-Looking Statements

This transcript and the accompanying presentation contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including: statements about the Offer (including the proposed transaction summary (consideration, key metrics (including pro-forma metrics) and key conditions and timing) and the expected COS shareholder potential benefits, including dividend increases of 62%); expectations around Suncor’s future dividend; the belief that savings of $25M in annual administrative costs for COS will be achieved assuming the acquisition; Suncor future production (including expected growth in production from 2015 to 2020); future share repurchases; Suncor’s strategies, including pursuing growth, including M&A opportunities; the expectation that Suncor would commit additional experienced personnel to work with Syncrude’s operator on reliability and long term strategic decision making (driving real and lasting operational improvements at Syncrude, which will deliver additional value for Suncor’s shareholders, including long term value); the belief that Suncor shareholders will participate in the value of any future recovery in the oil price, while gaining some protection on the downside; the belief that Suncor is poised to take advantage of an eventual recovery in oil price; and that the Offer provides compelling value, all which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; market reaction to events and the unpredictability of prices at which Suncor and COS shares will trade; COS’ use of its future free cash flow; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS’ dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on January 15, 2016, in the case

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

of Suncor, and from what Suncor ascertained from COS’ public filings on SEDAR up to and including December 30, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this transcript.

NON-GAAP MEASURES

Certain financial measures in this transcript and the accompanying presentation – namely cash flow from operations – are not prescribed by Canadian generally accepted accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. Reconciliations for such non-GAAP measures are available in the slide deck that forms part of the presentation to which this transcript relates.

RESERVES

Unless noted otherwise, reserves information presented in this transcript and the accompanying presentation are presented as working interests (operated and non-operated) share before deduction of royalties and without including any royalty interests, is at December 31, 2014, and is rounded to the nearest hundred million barrels of oil or barrels of oil equivalent (boe). For more information on Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and the product types reasonably expected therefrom, please see Suncor’s most recent Annual Information Form available at www.sedar.com and www.sec.gov. For more information on COS’ reserves, see COS’ most recent Annual Information Form available at www.sedar.com.

Certain oil and gas reserves presented in this transcript and the accompanying presentation have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the

CIBC World Markets - Suncor Energy Canadian Oil Sands Update Conference Call Wednesday, January 27, 2016 –11:00 AM ET

Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

BOE

Barrels of oil equivalent (boe) - Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.

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